Exhibit 2.2

CERTIFICATE OF DESIGNATION

of

NON-VOTING CONVERTIBLE SERIES A PREFERRED STOCK

of

PLANET ALPHA CORP.

Planet Alpha Corp., a corporation organized and existing under the General Corporation Law of the State of Wyoming (hereinafter called the “Corporation”), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation as required by the General Corporation Law at a meeting duly called and held on March 28, 2017:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (hereinafter called the “Board of Directors” or the “Board”) pursuant to Article V of the Restated Certificate of Incorporation, dated February 08, 2017, the Board of Directors hereby issues Non-Voting Convertible Series A Preferred Stock, no par value per share, of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, preferences, and limitations thereof as follows:

Non-Voting Convertible Series A Preferred Stock:

Section 1. Designation and Amount. The shares of this series shall be designated as “Series A" Preferred Stock” (the “Preferred Stock”) and the number of shares issued of the Preferred Stock shall be 5,000,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Preferred Stock.

Section 2. Dividends. Holders of the Series A Preferred Stock are entitled to receive dividends, as may be declared from time to time, by the board of directors out of legally available funds. The dividend rate may be declared up to 5% percent for any given year and are non-cumulative . The company has never declared or paid cash dividends on any of its capital stock thus there is no guarantee of paying any cash dividends after this offering or in the foreseeable future.

Section 3. Voting Rights. Holders of shares of the Preferred Stock shall have no voting rights on any Corporation matter.

Section 4. Reacquired Shares. Any shares of the Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and cancelled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock subject to the conditions and restrictions on issuance set forth herein or in any other Certificate of Designations creating a series of preferred stock or any similar stock or as otherwise required by law.

Section 5. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary the holders of record of the shares of the Series A Preferred Stock designated herein shall be entitled to receive, immediately after any distributions required by the Company’s Articles of Incorporation and any Articles(s) of designation, powers, preferences and rights in respect of any securities of the Company having priority over the Series A Preferred Stock designated herein with respect to the distribution of the assets of the Company upon Liquidation, and before and in preference to any distribution or payment of assets of the Company or the proceeds thereof may be made or set apart with respect to any securities of the Company over which the Series A Preferred Stock has priority with respect to the distribution of the assets of the Company upon Liquidation, an amount in cash with respect to each share of Series A Preferred Stock held by such holders, equal to the Original Issue Price per share (subject to adjustment in the event of stock splits, combinations or similar events) plus all accrued and unpaid dividends on such share as of the date of Liquidation, if any.  If, upon such Liquidation, the assets of the Company available for distribution to the holders of Series A Preferred Stock and any securities of the Company having equal priority with the Series A Preferred Stock with respect to the distribution of the assets of the Company upon Liquidation shall be insufficient to permit payment in full to the holders of the Series A Preferred Stock and Parity Securities, then the entire assets and funds of the Company legally available for distribution to such holders and the holders of the Parity Securities then outstanding shall be distributed ratably among the holders of the Series A Preferred Stock and Parity Securities based upon the proportion the total amount distributable on each share upon liquidation bears to the aggregate amount available for distribution on all shares of the Series A Preferred Stock and of such Parity Securities, if any.

Section 6. Rank. The Preferred Stock shall rank, with respect to the distribution of assets, senior to all series of any other class of stock of the Corporation. The Company may create, authorize and issue other series of preferred stock which rank senior to or pari passu with the Series A Preferred Stock created herein without the consent or approval of holders of Series A Preferred Stock designated herein.

Section 7. Conversion.  Holders of the Company’s Class A Common Stock or Preferred Stock convertible into Class A Common Stock have no preemptive, conversion, subscription or other rights other than as identified by the Company and there are no redemption or sinking fund provisions applicable to the company's shares. The rights, preferences, and privileges of the holders of the Company's shares are subject to, and may be adversely affected by, the rights of the holders of shares of the company as may be designated in the future.

Section 8. Transferability. The Preferred Stock shall not be transferable, provided that in the event of the death of a holder of shares of the Preferred Stock, to the heirs or estate of such person.

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation by its President this 28th day of December, March, 2017.

/s/ Bruno D.V. Marino
President